WELSIS CORP.

Bulevar Mihajla Pupina 115

Belgrade, Serbia 11070

February 24, 2022

Sasha Parikh and Al Pavot

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	Welsis Corp.

Amendment No. 1 to Registration Statement on Form S-1 Filed February 3, 2021

File No. 333-261614

Dear Sasha Parikh and Al Pavot:

In response to your letter dated February 16, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.2 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 13, 2021.

Amendment No. 1 to Form S-1 Filed February 3, 2022

Prospectus Summary

General Information about our Company, page 4

1.	We note your response to prior comment 4 and reissue. Please revise this section to more specifically describe the "psychological support" and "mental health care" you plan to provide and whether there are any "psychological support" and "mental health care" conditions or indications, including major mental disorders, for which your providers will not offer treatment. In this regard, please clarify whether you will provide support for neuropsychiatric disorders, mental illness, suicidal tendencies, drug and other addictions.

Response: We have revised this section to more specifically describe our services.

2.	We note your response to prior comment 5 and reissue in part. Please describe here, and in your Business section, how you intend to recruit Psychologists.

Response: We have described as follows:

To find the right psychologist for our business, we consider to trying out a few different recruiting strategies:

-	Post the freelance job online. We will post our psychologist job on the thematic web resources to find and attract quality psychologist candidates.
-	Network. We strongly believe that maintaining relationships with psychologists and other professionals in the industry can generate leads regarding quality candidates who are looking for freelance employment. We will reach out to interested individuals to arrange a meeting.
-	Ask colleges and universities. We plan to ask colleges and universities for suggestions regarding promising students who’ve recently graduated with degrees in psychology. We will set up and conduct interviews with these individuals to see if they fit the position.
-	“Help wanted” flyers. We also will put up flyers advertising the freelance job, which can raise community awareness and encourage candidates to fill out applications.

3.	We note your response to prior comment 6 and reissue in part. Please revise to provide the basis for your statement that "[o]nline psychological consultations are essentially just as effective as traditional “face-to-face” therapy."

Response: We have added the section “STUDIES IN BRANCH OF TELEPSYCHOLOGY” to the “DESCRIPTION OF OUR BUSINESS” and revised as follows:

STUDIES IN BRANCH OF TELEPSYCHOLOGY

According to the numerous studies in branch of telepsychology, we can admit that telehealth is essentially just as effective as face-to-face psychotherapy.

“What we’ve seen is that telehealth is essentially just as effective as face-to-face psychotherapy—and retention rates are higher,” says David Mohr, PhD, director of the Center for Behavioral Intervention Technologies at Northwestern University’s Feinberg School of Medicine, who has spent his career studying telepsychology and digital mental health.

The US Department of Veterans Affairs, for example, has conducted numerous trials comparing PTSD interventions delivered in person versus by videoconference, finding that the two methods are equally effective in the majority of cases. (Turgoose, D., et al., Journal of Telemedicine and Telecare, Vol. 24, No. 9, 2018). Systematic reviews have also found that telepsychology delivered by video and phone is effective for depression, anxiety and adjustment disorder (Varker, T., et al., Psychological Services , Vol. 16, No. 4, 2019), as well as for substance use, eating disorders and other problems in children and adolescents (Slone, NC, et al., Psychological Services , Vol. 9, No. 3, 2012).

In one randomized controlled trial, David Mohr, PhD, director of the Center for Behavioral Intervention Technologies at Northwestern University’s Feinberg School of Medicine, conducted comparing cognitive-behavioral therapy (CBT) delivered face-to-face versus over the telephone to 325 patients with major depressive disorder, he found equivalent outcomes at the end of treatment ( JAMA , Vol. 307, No. 21, 2012). In fact, though treatment effects were slightly more lasting in the face-to-face population, those patients were also more likely to drop out of therapy.

A study conducted by Colleen Stiles-Shields, PhD, a clinical psychologist and assistant professor at Rush University Medical Center in Chicago with David Mohr and other colleagues found that therapeutic alliance did not suffer when CBT for depression was delivered by telephone as opposed to in person (Journal of Consulting and Clinical Psychology, Vol. 82, No. 2, 2014).

4.	We note your response to prior comment 7. Please disclose what additional extensions and improvements are required and when you expect these steps to be completed.

Response: We have disclosed as follows:

Among the main steps in additional extensions and improvements in developing “Psychologist-24” application the next 12 months will be:

•	Improvement of security and privacy system.
•	Implementation of various online payment methods via the bank card, Google pay, etc. (local and international payment services).
•	Improvement and making our chat bot more functional. For high-quality communication with our platform, we plan to improve the virtual assistant, which will meet all the wishes of our customers.
•	Implementation of history of correspondence to our server.
•	Finalization and optimization of design. The third-party app development company will gather the requirements and agree on the UX (User Experience) options using wire-framing techniques. Once the UX design is defined, it will be developed into a UI (User Interface) design. Once the UX & UI are complete, it will be passed on to the development team. Outcome of this phase will be a complete final version of the design of the Psygologist-24 Application.

After the completion of these extensions and improvements above, we plan in the next 18 months:

•	Implementation and improving the systems powered by cloud and data and analytics tools to enable real-time, smart digital therapy.
•	Using interoperable data and platforms supported by deep learning capabilities, and behavioral research.
•	Implementation of process automation and robotization would allow automating routine administrative tasks, free up psychologists’ time, reducing errors and saving money. It will be used for admission scheduling, application processing and general workflow automation.

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5.	In order to better understand your planned freelance agreements, please disclose them proposed terms of such agreements (length of such agreements (ex: annual or multi-year), renewal terms, pricing terms and termination provisions).

Response: We have disclosed as follows:

According to the freelance agreement:

- The agreement will be concluded for a period of 1 year and shall automatically renewed for an additional period of one (1) year, unless the party provides another at least thirty (30) days prior written notice of its intention not to renew.

- Psychologists shall not be permitted to use sub freelancers in the provision of services to the clients. They were hired specifically for these psychologists’ own skill set and may not outsource any work.

- Time devoted by service provider (psychologist): It is anticipated the service provider will perform services for company on an as needed basis. The particular amount of time may vary due to the cyclical nature of the company's business, the availability and proficiency of the service provider (psychologist).

- Our specialists will receive their payments for each session that consists of 50 minutes of consultation via a weekly direct deposit to their bank accounts.

- The agreement may be terminated by either party with or without cause and for any or no reason upon thirty (30) days written notice to the other party. This agreement may be terminated by either party for cause upon three (3) days written notice by the other party. Cause for termination includes, but is not limited to, violation of the covenant not to compete, violation of the confidentiality clause, any other material breach of the agreement or other reasons that may harm the company's business.

- Both the company and the service provider (psychologist) agree that the service provider will act as an independent freelance contractor in the performance of its duties under the agreement. This agreement shall not constitute or be construed as a partnership, employer-employee relationship, franchisee-franchisor relationship, joint venture or agency agreement between the parties. Service provider shall have the right to enter into agreements with other clients provided such agreements do not adversely impact service provider's performance under this agreement.

Government and Industry Regulation, page 30

6.	We note your response to prior comment 14. Please also include disclosures regarding general medical practice regulation in Europe and how your company will comply with them.

Response: We have included disclosures regarding general medical practice regulation in Europe and how our company will comply with them.

Management's Discussion and Analysis of Financial Condition or Plan of Operations

Results of Operations, page 38

7.	Please include disclosure of the components that make up your total operating expenses for the period ended December 31, 2021.

Response: We have included disclosure of the components that make up our total operating expenses for the period ended December 31, 2021.

Notes to the Unaudited Financial Statements as of December 31, 2021

Note 2- Going Concern, page F-6

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8.	Please revise to correctly state your net loss for the year ended December 31, 2021 to correspond to the net loss presented in your financial statements for the year ended December 31, 2021.

Response: We have revised to correctly state our net loss for the year ended December 31, 2021 to correspond to the net loss presented in our financial statements for the year ended December 31, 2021.

You can direct any other further comments or questions directly to:

Danilo Vukadinovic

Telephone: +13855009709

Email: info@psychologist-24.com

/s/ Danilo Vukadinovic

Danilo Vukadinovic,

President, Chief Executive Officer, and Director

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